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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


04004677

SEC FILE NUMBER
8- 29711

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2003___ AND ENDING ___12/31/2003___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HOUSE OF AVERY, LIMITED

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6616 S. Lafayette St.
(No. and Street)

Centennial	Colorado	80121-2545
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___David Avery___   303.795.5718
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Craig A. Erickson, CPA, P.C.___
(Name – *if individual, state last, first, middle name*)

7151 S. Lewis St.	Littleton	CO	80127-3425
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

RECEIVED FEB 2 6 2004 WASH D.C.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

PROCESSED MAR 12 2004 THOMSON FINANCIAL

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____David L. Avery_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____House of Avery, Limited_____ , as of _____December 31_____ , 20 03_____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

<center>NONE</center>

_____

_____

_____

<center>Signature</center>

President, Financial & Operations Principal
<center>Title</center>

D. BUENZLI
NOTARY PUBLIC
STATE OF COLORADO

My Commission Expires 02/26/2007

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (L~~oss~~).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity ~~or Partners' or Sole Proprietors'~~ Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (O) Independent Auditor's Report on Internal Control Structure

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HOUSE OF AVERY, LIMITED

TABLE OF CONTENTS

DECEMBER 31, 2003

CRAIG A. ERICKSON, CPA, P.C.
7151 5. Lewis St., Littleton, CO 80127 (303) 979-0031

Board of Directors
House of Avery, Limited
Centennial, CO

INDEPENDENT AUDITOR'S REPORT

I have audited the accompanying statement of financial condition of House of Avery, Limited as of December 31, 2003, and the related statements of income, changes in stockholder equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of House of Avery, Limited as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Craig A. Erickson, CPA
Littleton, Colorado
February 22, 2004

HOUSE OF AVERY, LIMITED

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

Cash	$1,352
Receivable from Correspondent Broker	24
Securities Owned, at Market Value;	
Maintained with Clearing Broker	86,042
Stock Certificate	14,898
	100,940
Due from Officer and Stockholder	1,939
TOTAL ASSETS	$104,255

CONTINGENCIES AND STOCKHOLDER EQUITY

CONTINGENCIES

STOCKHOLDER EQUITY:

Common Stock, without par value, authorized 100 shares,	
2 shares issued and outstanding	32,000
Additional Paid-In Capital	10,323
Retained Eranings	61,932
TOTAL STOCKHOLDER EQUITY	104,255
TOTAL-CONTINGENCIES AND STOCKHOLDER EQUITY	$104,255

See Accompanying Notes Which Are An Integral Part of These Financial Statements.

HOUSE OF AVERY, LIMITED

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2003

REVENUES:

Commissions	$1,180
Net Firm Investment Account Securities Gains	27,005
Dividends	1,648
TOTAL REVENUES	29,833

EXPENSES:

Regulatory Fees and Expenses	1,208
Other Operating Expense	845
TOTAL EXPENSE	2,053

NET INCOME	$27,780

See Accompanying Notes Which Are An Integral Part of These Financial Statements.

HOUSE OF AVERY, LIMITED

STATEMENT OF CHANGES IN STOCKHOLDER EQUITY

YEAR ENDED DECEMBER 31, 2003

		Common Stock	Additional Paid-In Capital	Retained Earnings
BALANCES,	January 1,	$32,000	$10,323	$34,152
NET INCOME				27,780
BALANCES,	December 31	$32,000	$10,323	$61,932

See Accompanying Notes Which Are An Integral Part of These Financial Statements.

HOUSE OF AVERY, LIMITED

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES

NET INCOME	$27,780
Adjustments to reconcile Net Income to net cash from operating activities;	
Net Firm Investment Account Securities Gains	(27,005)
Increase in Receivable From Correspondent Broker	(24)
NET CASH FROM OPERATING ACTIVITIES	$751

CASH FLOWS (USED) IN FINANCING ACTIVITIES

Increase in Amounts Due from Officer and Stockholder	(6,554)
NET CASH (USED) IN FINANCING ACTIVITIES	($6,554)

NET (DECREASE) IN CASH	($5,803)
Cash, January 1	7,155
Cash, December 31	$1,352

See Accompanying Notes Which Are An Integral Part of These Financial Statements.

HOUSE OF AVERY, LIMITED

NOTES TO THE FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2003

NOTE A—SIGNIFICANT ACCOUNTING POLICIES.

Nature of Operations. The Company is a Colorado corporation and is a member of the National Association of Securities Dealers (NASD). Both the NASD and the Securities and Exchange Commission (SEC) promulgate rules and regulations which the Company must comply with.

The Company does not carry or maintain customers accounts since it operates as an "introducing " broker and acts only as a selling agent, i.e., it does not hold funds or securities for, or owe money or securities to customers. Rather the correspondent or clearing broker is responsible for complying with all regulatory requirements related to the carrying and maintenance of customers accounts. The correspondent-clearing broker carries these customers' accounts on a fully disclosed basis. Accordingly, the Company is exempt from the reserve requirements of the Customer Protection Rule, SEC Rule 15c3-3 as provided therein.

Pursuant to SEC regulations, a copy of the Report on Internal Control is available at the principal office of the SEC in Washington, D.C., and at the SEC Central Regional Office located at 1801 California Street, Suite 4800, Denver, CO 80202-2648

Use of Estimates in Preparation of Financial Statements. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at December 31, 2003 and the reported amounts of revenues and expenses for the year then ended. Actual results could differ from these estimates.

Investment Account Marketable Securities. Marketable securities which consist of equity securities are carried at market value, and unrealized gains or (losses) are included in income when incurred.

Income Taxes. The Company has elected to be taxed under Subchapter S of the Internal Revenue Code. Subchapter S provides that income of the Company be taxed directly to the shareholders. Accordingly, no provision or liability for income taxes has been provided for in these financial statements.

HOUSE OF AVERY, LIMITED

NOTES TO THE FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2003

NOTE B—CONTINGENCIES
Concentration of Marketable Securities

The Company is vulnerable to the risk of a possible near-term severe impact caused by a decline in market prices. Vulnerability from concentrations in its investment account of equity marketable securities exposes the Company to risk of losses greater than it would have had it mitigated this risk through greater diversification. At December 31, 2003, three equity investments with market values of $9,060, $14,898 and $42,296 respectively had a combined market value of $66,254 which accounted for greater than 65% of the total investment of marketable securities reported in the statement of financial condition in the amount of $100,940.

NOTE C—NET CAPITAL REQUIREMENTS.
The Company is subject to the Securities and Exchange Commission Net Capital Rule (SEC Rule 15c3-1). As provided in this rule, the Company must maintain net capital of not less than $5,000. At December 31, 2003, the Company had net capital of $11,781 which was $6,781 in excess of its required net capital.

SUPPLEMENTARY INFORMATION

HOUSE OF AVERY, LIMITED

SCHEDULE 1

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

NET CAPITAL:

Total Stockholder Equity	$104,255
Deductions: Non-allowable Assets;	
Marketable securities maintained at Clearing Broker	(86,042)
Receivables-Correspondent Broker, officer and stockholder	(1,963)
Non-allowable Assets	(88,005)
Net Capital Before Haircut on Securities	16,250
Haircuts on Securities;	
Other Securities	(2,235)
Undue concentration	(2,234)
NET CAPITAL	**$11,781**

AGGREGATE INDEBTEDNESS:

Percentage of Aggregate Indebtedness to Net Capital	0%
Percentage of Debt-Equity Total Computed in accordance with Rule 15c3-1(d)	0%

RECONCILIATION WITH COMPANY'S COMPUTATIONS:

Net Capital, as reported in Company's Part IIA (Unaudited) FOCUS Report (Form X-17A-5)	$75,682
DEDUCT: Non-allowable assets, net of haircuts	(63,901)
NET CAPITAL per above	**$11,781**

CRAIG A. ERICKSON, CPA, PC.
7151 S. Lewis St., Littleton, CO 80127 (303) 979-0031

Board of Directors
House of Avery, Limited
Centennial, CO

INDEPENDENT AUDITOR'S REPORT ON INTERNAL
CONTROL REQUIRED BY SEC RULE 1 7a-5

In planning and performing my audit of the financial statements and supplemental schedule of House of Avery, Limited for the year ended December 31, 2003, I considered its internal control in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computation of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

However, I noted the following matters involving the control environment, accounting system, control activities and their operation that I consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in my audit of the financial statements of House of Avery, Limited for the year ended December 31, 2003, and this report does not affect my report thereon dated February 22, 2004;

The Company is a "small business", and has the following primary characteristics:

1. *Concentration of operational control and ownership in one individual*

2. *No segregation of duties and functions within the computerized accounting system;*

    The Company has one employee, and in this circumstance it is impossible to spread incompatible duties among different employees. The only employee is an officer, major shareholder, Company bookkeeper, and financial and operational principal.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company' s practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Craig A. Erickson, CPA
Littleton, Colorado
February 22, 2004